12.
PRESUMPTION OF ASSENT.
A director of the corporation who is present at a meeting of the directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the secretary of the corporation immediately after the adjournment of the meeting.
Such right to dissent shall not apply to a director who voted in favor of such action.
13.
EXECUTIVE AND OTHER COMMITTEES.
The board, by resolution, may designate from among its members an executive committee and other committees, each consisting of three or more directors.
Each such committee shall serve at the pleasure of the board.
		By-Laws 7